Exhibit 1

Media Relations Paula Andrea Escobar +57 (1) 603-9079 paulaandrea.escobar@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

THIRD QUARTER 2014 RESULTS

•	Net sales increased by 6% during 3Q14 compared to 3Q13, adjusting for the effect of the housing solutions projects

•	Operating EBITDA increased by a double-digit growth rate in 3Q14 compared to 2Q14, with an EBITDA margin expansion of 2.5 percentage points

BOGOTÁ, COLOMBIA, OCTOBER 22, 2014 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$1,324 million during the first nine months of the year, increasing by 3% compared to the same period in 2013. During the third quarter of 2014, net sales declined by 3% versus the third quarter of 2013, explained by a lower revenue contribution from the housing solutions projects this year. Adjusting for the effect of the housing solutions projects, consolidated net sales increased by 5% during the first nine months of the year and by 6% during the third quarter, on a year-over-year basis.

Compared to the second quarter of 2014, operating EBITDA in the third quarter increased by 12%, mainly driven by higher EBITDA generation in Colombia and Panama. Consolidated EBITDA margin in the third quarter increased by 2.5 percentage points, compared to the second quarter of 2014, supported by a margin improvement in most of CLH’s markets.

On a year-over-year basis, operating EBITDA during the third quarter declined by 5% to US$160 million, largely due to a scheduled maintenance work in Colombia, lower prices of our products and the effect of a lower EBITDA contribution in 2014 from the housing solutions projects.

Consolidated cement, ready-mix and aggregates volumes during the first nine months of 2014 increased by 7%, 7% and 19%, respectively, compared to the same period last year.

Carlos Jacks, CEO of CLH, said, “During the third quarter we continued to enjoy a favorable demand environment in most of our markets. In Colombia, once again, we reached a new sales volume record in all three products. In Nicaragua we reported double-digit growth rates in all products, and in our operations in Panama we reached new records in terms of net sales and operating EBITDA.”

CLH’s Financial and Operational Highlights

•	During the first nine months of the year, cement, ready-mix and aggregates volumes in Colombia increased by 18%, 14% and 24%, respectively, compared to the same period a year ago

•	Adjusting for the effect of lower revenue in the housing solutions projects, net sales in Colombia increased by 8% during the third quarter, compared to the same quarter in 2013

•	In Panama, ready-mix and aggregates volumes in the third quarter increased by 4% and 7%, respectively, compared to the same period a year ago. Adjusting for the effect of lower cement consumption for the Panama Canal expansion project this year, cement daily volume sales increased by 8% during the quarter, compared to the third quarter a year ago

•	Free cash flow after total capital expenditures reached US$83 million during the third quarter of 2014, an increase of 8% compared to the third quarter of 2013

•	For the first nine months of 2014, the conversion rate of operating EBITDA to free cash flow, before strategic capex and interest expense, reached 74%

Carlos Jacks, added, “We remain very optimistic on the growth prospects for the construction industry throughout the region. Over the past years we have worked intensively to expand our operations in our markets, and we continue strengthening our footprint with expansion projects like the new cement plant in Colombia and the grinding facility in Nicaragua. Our solid asset base together with our unique portfolio of building solutions, will allow us to continue promoting growth in our markets.”

Consolidated Corporate Results

During 3Q14, controlling interest net income was a gain of US$88 million.

Net debt decreased by US$89 million, to US$1,088 million as of the end of the third quarter 2014.

Geographical Markets Third Quarter 2014 Highlights

Operating EBITDA in Colombia decreased by 13% to US$100 million in the third quarter of 2014 versus US$115 million in the third quarter of 2013, with a decline of 7% in net sales reaching US$267 million.

In Panama, operating EBITDA increased by 7% to US$42 million during the quarter. Net sales reached US$93 million in the third quarter of 2014, an increase of 10% compared to the same period in 2013.

In Costa Rica, operating EBITDA reached US$18 million during the quarter, increasing by 2% compared to the same period a year ago. Net sales decreased by 6% to US$38 million, compared to the third quarter of 2013.

In the Rest of CLH region net sales during the quarter reached US$67 million. Operating EBITDA in the quarter increased by 9%, versus the comparable period in 2013, reaching US$20 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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